CLAUDE RESOURCES 2002 ANNUAL REPORT

ONE OUNCE AT A TIME

5 / 1 , 0 0 0 , 0 0 0 , 0 0 0

At five parts per billion in the earth’s crust, gold is exceedingly rare. To find mineable concentrations and to produce just

one ounce, Claude Resources must examine tens of

thousands of acres; drill, blast & haul thousands

of tons of rock; mine and mill thousands

of pounds of broken feed stock; ex-

tract tens of pounds of concen-

trate that is stripped and

poured into bullion-

one ounce at

a time.

Claude Resources 2002 Annual Report

Revenue Highlights
YEARS ENDED DECEMBER 31

	2002	2001

Gold (Ozs)	41,500	46,300
Oil and Liquids (Bbls)	83,200	87,500
Gas (MCF)	886,200	951,400

Operating Highlights
YEARS ENDED DECEMBER 31
(IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)

	2002	2001

Cash from mining operations*	$4,293	$3,707
Cash from oil and gas operations*	1,668	1,588
Cash from all operations*	3,796	3,381
Net loss	1,509	2,183
Net loss per common share	0.03	0.05
Cash from operations per common share	0.08	0.08

*	before net change in non-cash working capital items

Ounces of Gold Poured / Quarter	Ore Grade (grams/tonne) / Quarter

Claude Resources

22 YRS	/	AS A CANADIAN BASED RESOURCE COMPANY

CDN $0.54	/	CLAUDE LOWEST CLOSING SHARE PRICE IN 2002
CDN $2.36	/	CLAUDE HIGHEST CLOSING SHARE PRICE IN 2002

$2 MILLION	/	MINESHAFT EXTENSION AT SEABEE MINE ANNOUNCED

US $277	/	LOWEST PRICE OF GOLD IN 2002
US $349	/	HIGHEST PRICE OF GOLD IN 2002

6,500 METRES DRILLED	/	ENCOURAGING DRILL RESULTS ON WEST PORKY DISCOVERY

Message to Shareholders

Claude Resources and its shareholders have endured several years of a bear market, so it was gratifying to watch the price of gold rally throughout 2002 - a trend that has continued into 2003. In addition to providing improved profit margins for unhedged producers, the bullish gold market has enhanced the value of gold mining stocks.

2002 was Claude’s eleventh year of production at the Seabee mine. Over the years, in excess of 2.3 million tonnes have been mined and milled, yielding close to 600,000 ounces of gold. Proven and probable reserves at Seabee were successfully replaced during the year, at a grade higher than the historic mine average. Current reserves are more than adequate to meet the next three years of the mine’s operating plan.

GOLD ON THE GLOBAL SCENE

The political, economic and financial stresses experienced worldwide in 2002 were the consequence of a myriad of factors that manifested themselves in overheated stock markets and economies burdened with excess. The resulting downturn has served as a foundation for dramatic price improvements for both physical gold and gold stocks.

The surging price of gold bullion appears driven by several factors, including positive supply/demand fundamentals, a weakening US dollar, massive government, corporate and personal debt levels, inflation/deflation fears, alarm over global terrorism and potential conflict in the Middle East and North Korea.

Any one of these factors could undermine an economy. When viewed collectively, the flight to gold is no surprise. Investors are seeking a safe haven to protect their assets. While the resolution of geopolitical issues may temporarily dampen gold prices, a significant number of credible commodity analysts believe other aforementioned factors are driving the market. They suggest the current bull market for gold is in its infancy and that it is reasonable for gold producers and shareholders to expect a protracted period of prosperity.

GOLD AT HOME

As discussed in last year’s annual report, disappointing grades from the Seabee mine’s D zone led to lower production in 2001 and the first half of 2002.

During the first quarter of 2002, Seabee’s mine management team embarked on an aggressive mine development program to access the B zone at depths well below existing mine workings. Mill feed from this new development was accessed in the third quarter, with gold production returning to normal levels by the fourth quarter.

As a result of the lower grades, however, gold sales for the year were a disappointing 41,500 ounces. A combination of higher commodity prices and operational cost control measures enabled the Company to report $3.8 million in cash flow from operations, before changes in non-cash working capital items, while enroute to a $1.5 million net loss for the year.

At Claude’s Madsen property near Red Lake, Ontario, Placer Dome (CLA) Limited has undertaken a substantial exploration program. Based on encouraging results in 2001, Placer completed 35,000 feet (10,700 metres) of diamond drilling to evaluate a large and substantially untested exploration model that is geologically identical to Placer’s Campbell mine and Goldcorp’s Red Lake mine.

During the year, Claude completed an aggressive prospecting and drilling program on properties near the Seabee mine. A new discovery at West Porky Lake, located two kilometres north of the mine, will be aggressively followed up in 2003.

In anticipation of a positive gold market, and to broaden our investor base, Claude became a 20F registrant with the Securities and Exchange Commission in the United States. This removes a major barrier for retail investors in the U.S. wanting to purchase Claude shares. In addition, marketing activities were initiated in Europe with visits to several major financial centres.

Renewed confidence in the Seabee mine’s ability to extract higher grade reserves, enthusiasm for the follow-up West Porky drill program, a well-funded balance sheet and minimal hedge book in a rising gold market all point to an exciting and prosperous 2003 for Claude Resources and its shareholders.

/s/ William R. MacNeill

William R. MacNeill
Chairman

Mining Operations

2002 was a turnaround year at Claude’s 100% owned Seabee mine in northern Saskatchewan. The latter half of 2001 and first half of 2002 saw production drop below historic norms as the Company dealt with lower than expected grade from the mine’s D zone.

During the first quarter, the Company accelerated investment in underground drilling and mine development. The increase in expenditures had the desired effect. By the third quarter of 2002, mill feedstock had shifted back to Seabee’s B zone, resulting in significant increases in grade and ounces produced.

Exploration of the B zone between the 500 metre and 800 metre levels, returned grades that were substantially higher than those historically mined and provides confidence that the Seabee mine will continue to operate successfully for the foreseeable future.

Seabee Mine

LOCATION	/	NORTHERN SASKATCHEWAN, CANADA

COMMODITY	/	GOLD

MINE TYPE	/	UNDERGROUND NARROW VEIN

MINING METHOD	/	SHRINKAGE

170,700 OZS	/	MINEABLE RESERVES

363,800 OZS	/	INFERRED MINERAL RESOURCES

800 TONNES PER DAY	/	MILL CAPACITY

41,500 OZS	/	2002 SALES

Steadily improving reserve base prompts shaft extension decision.

As a result of the Company’s success in identifying and developing high-grade reserves below the 400 metre level, a decision was made to extend the Seabee mineshaft to the 600 metre level. This $2 million project commenced in the first quarter of 2003 and is expected to be completed by the fourth quarter.

Production for 2002 amounted to 202,000 tonnes at a grade of 6.59 grams per tonne, providing sales of 41,500 ounces. This compares to 274,800 tonnes at 6.13 grams per tonne, yielding sales of 46,300 ounces in 2001. The Seabee mill operated for 96.1% of the year and recovery rates averaged 93.7%.

Seabee Area Exploration Properties

The Seabee mine is a shear-related lode gold deposit hosted by a multi-phase gabbro of the Laonil Lake Intrusive Complex. The mine workings underlie two mineral leases. A group of claim blocks referred to as the Currie Rose property envelops the production leases. In addition to shear-related lode gold potential, this group encompasses a volcano-sedimentary terrain that hosts a second style of gold mineralization.

Claude’s Currie Rose property defines the western end of a series of contiguous claims and leases that host favourable shear structures for a strike length of approximately 18 kilometres. The eastern end of the land position is anchored by Claude’s wholly-owned Santoy Lake property. The Shane Resources Inc. option is centrally located between the Currie Rose and Santoy Lake claims. Claude can earn a 75% working interest in the Shane property by spending $500,000 on or before March 31, 2004.

During the winter of 2002, the Company undertook an aggressive flow-through funded diamond drill program. Key targets included the West Porky Lake showing, the Munro Lake monzonite contact zone and several mineralized structures in the Santoy Lake area. These targets occur on Claude’s Currie Rose, Shane option and Santoy Lake properties, respectively. Results from the drilling ran the gamut from perplexing to full-fledged discovery.

Following the intersection of a gold-bearing structure beneath the West Porky Lake showing, the main focus of the winter drilling program shifted. Located two kilometres north of the Seabee mine, this structure was targeted by eighteen drill holes. Drilling successfully identified a mineralized shoot along more than 400 metres of its strike length. Multiple intersections produced grades in the 3 to 15 grams Au per tonne range over 1 to 3 metre widths. Drilling of this zone on 50-metre centres is a priority of the 2003 winter drill program. Surface showings discovered by prospecting along the strike to the northwest will also be tested.

Other significant drill targets included the Shane option monzonite contact on Munro Lake and several zones on Santoy Lake. Locally, the Shane monzonite contact appeared silicified and pyritized, with modest gold values. One noteworthy intersection assayed 2.36 grams per tonne over 6.6 metres. Drilling on the Santoy Lake property failed to produce any significant assays, apart from a single occurrence of visible gold in core from a zone on the south side of the lake.

Seabee Mine—Mineable Reserves and Mineral Resources(1)

	2002			2001			2000

		Grade	Gold		Grade	Gold		Grade	Gold
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces

Proven	284,600	7.63	69,800	123,400	5.76	22,800	299,000	7.64	73,500
Probable	376,600	8.33	100,900	486,600	8.49	132,700	280,300	7.43	67,000

Total Mineable Reserves	661,200	8.03	170,700	610,000	7.93	155,500	579,300	7.54	140,500
Inferred Mineral Resources(2)	1,415,000	8.00	363,800	1,600,000	7.90	411,500	1,680,000	8.0	432,000

(1)	Mineable reserves and mineral resources at December 31, calculated by ACA Howe International Limited using a long-term gold price of US $343 per ounce.

(2)	Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

Claude’s Madsen property comprises 224 contiguous patented and leased mining claims covering approximately 4,000 hectares of the southern margin of the prolific Red Lake Greenstone Belt in northwestern Ontario. The property includes a mine and mill and is accessible by an all-weather road that passes within a few metres of the mine headframe and mill. From 1938 until the mine’s closure in 1976, gold production at Madsen exceeded 2.6 million ounces from mineralized structures mined to a depth of over 1,200 metres.

Madsen Mine

LOCATION	/	RED LAKE, ONTARIO, CANADA

COMMODITY	/	GOLD

MINE TYPE	/	UNDERGROUND VEIN & SULPHIDE REPLACEMENT

MINING METHOD	/	SHRINKAGE

282,000 OZS	/	MEASURED & INDICATED MINERAL RESOURCES

204,000 OZS	/	INFERRED MINERAL RESOURCES

1998	/	YEAR ACQUIRED

2000	/	YEAR OPTIONED TO PLACER DOME

High grade gold intersections motivate expanded exploration program by Placer.

Subsequent to its 1998 acquisition of the Madsen property, Claude attempted to develop additional reserves within the sulfidic Austin and McVeigh zones. A falling gold price prompted significant modifications to the Company’s exploration strategy and the high grade #8 zone became the focus in 2000. Using the 16th level as a platform, a diamond drill program was developed to assess the lateral and plunge projections of this mafic/ultramafic hosted, quartz-carbonate vein system.

This program was pre-empted by the option agreement with Placer Dome (CLA) Limited in the latter part of 2000. In order to earn a 55% interest in the Madsen property, Placer, as operator, made a commitment to spend a minimum of $1.2 million in the first year, $8.2 million over three years and to deliver a positive feasibility study before the end of the fifth year. At Claude’s election, Placer can earn an additional 5% by advancing Claude’s portion of the capital costs should a production decision be made.

In 2001, Placer met its exploration expenditure requirements by completing two phases of surface diamond drilling. The first phase involved five widely spaced stratigraphic holes; the second used two pilot holes and two navigational cuts to test the updip projection of the #8 zone. Both phases, which totalled 7,900 metres of drilling, encountered four mineralized zones within a broad alteration corridor.

In 2002, the option agreement was amended at Placer’s request with the commencement date advanced one year. Their program for the year focused on surface projections of the zones identified by the previous year’s drilling. Using geochemical sampling, geophysical and digital terrain modelling, Placer identified four target areas for follow-up drilling. Results reported at year’s end included information from first stage drilling of six holes in the east central target. This drilling defined a very broad, very intense alteration corridor. Visible gold was observed in a number of intervals, reporting as high-grade spikes over narrow widths. Placer deems these results sufficiently encouraging to warrant a second stage of infill drilling.

Flin Flon Area

The Amisk/Laural Lake project encompasses a 13,800 hectare land position located approximately 25 kilometres west of Flin Flon, Manitoba. The property is optioned from Cameco Corporation and Husky Oil (“Amisk Joint Venture”). Cumulative expenditures to date qualify Claude for a 35% working interest in the property. The Company can earn a further 35% by spending $14 million or by bringing the property into commercial production on or before 2007. Upon Claude completing its commitments, each Amisk Joint Venture partner can elect to participate in the project, repurchase a 5% interest from Claude or sell their respective interests to Claude.

The future potential of the Amisk/Laural Lake property was significantly enhanced in 1998 by the acquisition of the nearby Tartan Lake gold property near Flin Flon. This mine has been on care and maintenance since cessation of operations in 1989. The purchase included a 440 tonne per day mill, a fully permitted and licensed tailings facility, plus 3,000 hectares of exploration property.

In 2001, Claude had requested a second one-year extension of the work commitments as prescribed by the option agreement. Both Cameco and Husky agreed to the extension.

In 2002, field crews mapped and resampled the margins of the Laural Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laural Lake zone on Hyslin Bay.

Late in 2002, the Company initiated discussions with Cameco Corporation on the status and future direction of the Amisk/Laural Lake project. The narrow discontinuous nature of the stockwork veins recorded during the summer of 2002 effectively undermined the Company’s confidence in the deposit’s mineral resource. Similar continuity problems were reported during Cameco’s bulk sampling program in 1989.

With the integrity of the underlying resources in question, Claude’s management deems it prudent to revisit the earn-in schedule of the option agreement. The Company’s options include triggering the joint venture and/or renegotiating the option under terms that more accurately reflect the property’s value.

In 2002, the Company placed renewed emphasis on the Tartan Lake property. Though typically viewed in conjunction with Amisk/Laural Lake development plans, the Tartan Lake mine was a stand-alone operation that still has a modest resource base. Company crews remapped major structures that appear to converge on the mine. Mapping and sampling resulted in the discovery of several new lode structures. With few exceptions, these veins were weakly mineralized. Significantly, veins to the west of the mine appear more prospective and will be further evaluated in 2003.

Oil & Gas

Claude produces crude oil, natural gas and natural gas liquids from properties in Alberta and Saskatchewan.

The Alberta properties provide over 95% of total production. The Nipisi Unit is a 199 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 55 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these producing properties, the Company has working interests in producing oil and gas wells at a number of other Alberta locations.

Claude has a 75% working interest in six producing vertical oil wells in the Gainsborough area of Saskatchewan. In 1996, the Company entered into an agreement with Maxx Petroleum Ltd. (now Warwick Energy Ltd.) that granted Maxx an option to drill a horizontal well on the Gainsborough property, subject to a gross overriding royalty convertible at payout to a 33.75% working interest. Maxx subsequently drilled four additional wells (of which three continue to produce), in which Claude owns a 33.75% interest. Oil sales volume for 2002 was 83,200 barrels or 5% less than the 87,500 barrels produced in 2001. This decrease is due to normal decline rates.

Gas volume declines were also normal, with sales levels decreasing from 951 MMCF in 2001 to 886 MMCF in 2002.

Management’s Discussion & Analysis

Overview

Claude Resources continues to focus on becoming a recognized and valued mid-tier gold producer, as well as on maximizing its earnings and cash flows, while maintaining a strong balance sheet.

To achieve these objectives, the Company is pursuing a number of strategies, including potential development of a satellite source to supplement existing mill feedstock at Seabee, potential production from the Madsen, Red Lake property (optioned to Placer Dome) and possible merger and/or acquisition opportunities.

With a balance sheet free of long-term debt, a funded Madsen project and aggressive exploration programs, Claude is well positioned to realize its objectives over the longer term.

The following discussion is a review of the financial performance and position of Claude for the years ended December 31, 2002 and 2001. This discussion should be read in conjunction with the Company’s audited financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated. In addition, the discussion contains certain forward-looking statements regarding Claude’s businesses and operations. Actual results may differ materially from those contemplated by these statements, depending on such key factors as supply and demand for commodities, production levels, exchange rates and commodity prices.

Results of Operations

For the year ended December 31, 2002, Claude recorded a net loss of $1.5 million ($0.03 per share). This compares to a net loss of $2.2 million ($0.05 per share) in 2001. Although partially offset by higher general and administrative costs, this improvement reflects increased contributions from both gold and oil & gas assets.

The Company generated cash flow from operations before net change in non-cash working capital items of $3.8 million ($0.08 per share) in 2002 versus $3.4 million ($0.08 per share) in 2001.

Revenue

Total revenues in 2002 decreased by 4% to $27.4 million from $28.5 million last year.

The Seabee mine contributed $20.4 million to revenues, a 5% increase from the $19.5 million recorded in 2001. Gold sales fell from 46,300 ounces in 2001 to 41,500 ounces this year.

This 10% reduction in sales volume was due to the lower grade ore milled from the mine’s D zone during the early part of the year and the necessary time required to develop and access the higher grade ore in the B zone. A 16% increase in the average gold price realized (2002 — CDN $490, US $312; 2001 — CDN $422, US $272) more than offset volume decline.

Gross oil, liquids and gas revenues totaled $7.0 million in 2002, a 22% decline from the $9.0 million in 2001. This result was a combination of normal production declines and lower averaged realized prices in 2002.

The 2002 oil and liquids sales volume of 83,200 barrels was 5% lower than the 87,500 barrels sold the previous year. The average realized price per barrel was US $23.83 (CDN $37.42) versus US $24.67 (CDN $38.21) last year.

Gas sales volume fell 7% from 951 MMCF in 2001 to 886 MMCF in 2002. The average realized price was US $2.47 (CDN $3.88) per MCF in 2002 compared to US $3.67 (CDN $5.68) per MCF in 2001.

Total operating and administrative costs increased slightly from $19.2 million in 2001 to $19.4 million this year. Total mine cash costs increased from $15.8 million in 2001 to $16.1 million in 2002. The reduced gold production led to an increase in cash operating costs per ounce, from US $221 in 2001 to US $246 in 2002.

Oil and gas operating costs fell from $1.5 million in 2001 to $1.1 million in 2002. This change is a combination of reduced processing costs at the Edson gas plant and lower operating costs at the Nipisi property.

Administrative costs increased to $2.2 million from $1.9 million in 2001. The increase is largely attributable to the settlement of a prior year property tax assessment at the Madsen property.

Depreciation and depletion of the Company’s gold assets was $4.9 million compared to $5.2 million in 2001. This favourable variance is a combination of increased Seabee ore reserves and a reduction in tonnes broken and tonnes milled. Depreciation and depletion costs per ounce in 2002 remained relatively unchanged at US $75.

Liquidity & Financial Resources

Cash flow from operations before net change in non-cash working capital items was $3.8 million ($0.08 per share) in 2002 compared to $3.4 million ($0.08 per share) in 2001. This 12% increase was due to higher contributions from the gold and oil & gas properties, which in turn was partially offset by higher administrative costs.

Investing

In 2002, Claude temporarily invested $.3 million from the proceeds of a flow-through share issue in short-term investments.

Capital expenditures increased from $4.8 million in 2001 to $8.9 million in 2002. Much of this reflects increased development expenditures at the Seabee mine (2002 — $5.7 million; 2001 — $3.3 million) and an aggressive exploration program funded by a flow-through share issue at the end of 2002 (2002 — $1.4 million; 2001 — $.1 million).

Investments of $1.3 million reflected a $.7 million increase in security purchases to satisfy financial assurance requirements at the Seabee mine.

Financing

Financing activities during 2002 were highlighted by the issue of 5,000,000 common share units at a price of $1.00 per unit for gross proceeds of $5,000,000; a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000; and 227,931 shares issued in conjunction with the Company’s employee share purchase plan for consideration of $121,000.

During 2002, Claude repaid $328,000 of a demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also purchased a capital asset, which was financed via a capital lease. At December 31, 2002, Claude had $9.0 million in working capital, an increase of $.5 million from 2001. This was a combination of increased contribution margins from producing assets and share issuance proceeds offset by financing of capital expenditures from operating cash flows.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At December 31, 2002, Claude had outstanding forward gold contracts related to 2003 production of 8,750 ounces, at an average price of US $307 per ounce. The market value loss inherent in these contracts was US $310,000. At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million, at an average exchange rate of 1.5871 CDN$/US$. The market value gain inherent in these contracts was US $25,000.

Risk Management

Claude’s profitability is dependent on several factors, including the quantity of gold and oil & gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that the current and future exploration programs on the Company’s existing mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, including particular attributes of the deposit such as size, grade and proximity to infrastructure.

Gold Price Volatility

The economics of developing gold properties are affected by many factors, from the cost of operations to variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2002, the market price for gold ranged from a low of US $277 to a high of US $349, with an average price of US $309.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flow. Also, sustained low gold prices may cause the deferral of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired.

Unfavourable Government Regulatory Changes

Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Environmental Risk

In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business or cause material changes or delays in the Company’s intended activities. Currently, Claude has estimated $3.0 million in potential reclamation costs for its properties as follows: Seabee mine — $1.3 million; Tartan Lake mine — $1.0 million; and Madsen properties — $.7 million. At December 31, 2002, $.8 million of Seabee’s assurance requirements has been funded with the remaining $.5 million to be provided in 2003. Claude has provided letters of credit as security for the reclamation assurance related to the Madsen property in the amount of $.7 million.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. Estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level of recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Access to Funding

Claude’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

Failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. Management estimates that on an ongoing basis $1 to $1.5 million is the minimum annual exploration expenditure required to fulfill Claude’s intended exploration programs.

Industry Competition

Claude’s business is intensely competitive. The Company necessarily competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically as well as for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis. Some of these companies have much greater financial and technical resources than Claude. Such competition may result in Claude being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Foreign Exchange Risk

The price of gold and oil & gas is denominated in US dollars and, accordingly, Claude’s proceeds from operations will be denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars.

Insurance

In the course of exploration, development and production of mineral properties, certain risks, in particular, unexpected or unusual operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.

Outlook

While it is difficult to predict future performance, a number of opportunities exist within Claude’s asset base for profitable growth. Claude’s Seabee mine has a well developed mine plan, which should ensure that the mine operates at or above historical production levels for many years. The Company expects to continue with its more aggressive exploration program, with annual expenditures targeted in the $1 to $1.5 million range. Placer Dome (CLA) Limited is expected to spend $7.0 million over the next two years ($3.0 million in 2003) on Claude’s Madsen property.

It is also expected that consolidation and rationalization of the gold industry will continue. Claude’s balance sheet is free from any fixed long-term debt and this, combined with anticipated stronger cash flow from higher gold prices, provides the potential to participate in new opportunities to add value to the Company.

Claude enters 2003 with the expectation that gold prices will continue to improve modestly. Since the Company has only a minimal number of ounces hedged, shareholders will fully participate in the improved operating results and share price. Claude is confident that it can reach its objective of becoming a mid-tier gold producer in the near future.

Caution Regarding Forward-Looking Information

Some of the statements contained in the annual report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MANAGEMENT’S RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgements. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes management’s communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting primarily of outside directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

/s/ Arnie E. Hillier Arnie E. Hillier Vice Chairman, Chief Executive Officer and Chief Financial Officer Saskatoon, Canada February 28, 2003

AUDITORS’ REPORT

To the shareholders of Claude Resources Inc.:

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2002 and shareholders’ equity as at December 31, 2002 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.

/s/ KPMG LLP KPMG LLP Chartered Accountants

Saskatoon, Canada February 28, 2003

Consolidated Balance Sheets

DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001

Assets
Current assets:
Cash	$—	$1,899
Short-term investments	958	657
Receivables	2,174	699
Inventories (Note 2)	3,366	4,646
Shrinkage stope work in process (Note 3)	5,852	2,831
Prepaids	378	300

	12,728	11,032
Oil and gas properties (Note 4)	3,411	3,120
Mineral properties (Note 5)	17,208	13,834
Investments (Note 6)	1,336	684

	$34,683	$28,670

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$1,628	$—
Payables and accrued liabilities	1,940	2,114
Demand loan (Note 7)	110	438
Current portion of obligations under capital lease	51	—

	3,729	2,552
Obligations under capital lease (Note 8)	122	—
Future site reclamation costs (Note 9)	2,635	2,575
Shareholders’equity:
Share capital (Note 10)	24,525	18,362
Retained earnings	3,672	5,181

	28,197	23,543

Commitments and contingencies (Note 9 and Note 15)
Subsequent event (Note 17)
	$34,683	$28,670

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ William R. MacNeill	/s/ Jon R. MacNeill

William R. MacNeill Director	Jon R. MacNeill Director

Consolidated Statements of Loss

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000

Revenues:
Gold	$20,363	$19,524	$24,166
Oil and gas:
Gross revenue	7,043	9,024	9,300
Crown royalties	(1,748)	(2,672)	(2,516)
Alberta Royalty Tax Credit	440	619	584
Overriding royalties	(2,929)	(3,885)	(4,061)

Net oil and gas revenue	2,806	3,086	3,307

	23,169	22,610	27,473
Expenses:
Gold	16,070	15,817	16,432
Oil and gas	1,138	1,498	1,582
General and administrative	2,218	1,918	1,715
Interest and other (Note 11)	(84)	(30)	167
Provision for income taxes (Note 12)	31	26	32

	19,373	19,229	19,928
Earnings before the undernoted items	3,796	3,381	7,545
Depreciation, depletion and reclamation:
Gold	4,866	5,217	4,194
Oil and gas	439	347	467
Write-down of mineral properties	—	—	51,078
Provision for foreign currency fluctuations	—	—	529

Net loss	$(1,509)	$(2,183)	$(48,723)

Net loss per share (Note 13)
Basic and diluted	$(0.03)	$(0.05)	$(1.25)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings (Deficit)

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000

Retained earnings (deficit), beginning of period	$5,181	$(32,636)	$16,087
Reduction of stated capital (Note 10)	—	40,000	—
Net loss	(1,509)	(2,183)	(48,723)

Retained earnings (deficit), end of period	$3,672	$5,181	$(32,636)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000

Cash provided from (used in):
Operations:
Net loss	$(1,509)	$(2,183)	$(48,723)
Non-cash items:
Depreciation, depletion and reclamation	5,305	5,564	4,661
Write-down of mineral properties	—	—	51,078
Provision for foreign currency fluctuations	—	—	529

	3,796	3,381	7,545
Net change in non-cash working capital:
Receivables	(1,475)	1,676	1,271
Inventories	1,280	(528)	494
Shrinkage stope work in process	(3,021)	1,911	240
Prepaids	(78)	117	(99)
Payables and accrued liabilities	(174)	(2,087)	2,027
Obligations relating to foreign currency fluctuations	—	—	(2,420)

	328	4,470	9,058
Investing:
Short-term investments	(301)	(657)	—
Mineral properties	(8,180)	(3,983)	(8,294)
Oil and gas properties	(730)	(818)	(523)
Increase in investments	(652)	—	(31)

	(9,863)	(5,458)	(8,848)
Financing:
Issue of common shares, net of issue costs	6,163	1,469	897
Demand loan:
Proceeds	—	657	—
Repayment	(328)	(219)	—
Obligations under capital lease:
Proceeds	214	—	—
Repayment	(41)	—	—
Brokerage deposits	—	—	198

	6,008	1,907	1,095
Increase (decrease) in cash position	(3,527)	919	1,305
Cash position, beginning of period	1,899	980	(325)

Cash position, end of period	$(1,628)	$1,899	$980

Supplemental cash flow disclosure:
Interest paid	102	176	301
Income taxes paid	31	26	32

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31
TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED

Operations:

The operations of the Company consist of the following:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in November, 1991 with commercial production achieved in December, 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary 574095 Alberta Ltd., has a participating interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are considered mature and are operated by others. The areas are also subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in four producing horizontal wells.

1.     Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual amounts could differ from those estimates.

A summary of significant accounting policies is as follows:

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiary. Interests in joint ventures are accounted for by the proportionate consolidation method.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments consisting of shares of other companies and bonds are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in above-ground stockpiled ore, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE WORK IN PROCESS

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, stockpiled ore underground, not yet transported to surface or used as a working platform to access and mine further ore, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

OIL & GAS OPERATIONS

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, the costs of drilling both productive and non-productive wells, including production equipment and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized. The carrying values of the Company’s oil and gas properties are compared annually to an estimate of future net cash flow from the production of proven reserves, less future removal, restoration and capital costs as well as general and administrative expenses, financing costs and income taxes based on year-end prices and costs. Should this comparison indicate an excess carrying value, a write-down is recorded.

Estimates are made of removal and site restoration costs, net of expected recoveries, and are charged as additional depletion expense using the unit of production method. The accumulated charges, less actual costs incurred, are reflected on the balance sheet as a reduction in the net book value of oil and gas properties.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proven reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

MINERAL PROPERTIES

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized. Development costs at our producing property include only those historical expenditures incurred to extend reserves by converting mineralized material to reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

Upon commencement of commercial production, the related historical accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations, through sale of reserves, or are related to projects which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

Estimated future site reclamation costs are based primarily on environmental and regulatory requirements and are accrued on a unit of production basis over estimated recoverable proven and probable mineral reserves.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, liquids and gas represents the Company’s share of the sale value of production during the year (Entitlement Method). Revenue is recognized when the rights and obligations of ownership pass to the buyer.

FOREIGN CURRENCY TRANSLATION

Revenues and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

HEDGING TRANSACTIONS

Derivative financial instruments are utilized by the Company in the management of its foreign currency and commodity price exposures. The Company’s policy is not to utilize derivative financial or commodity instruments for trading or speculative purposes.

The Company may enter into foreign exchange and gold derivative contracts to hedge anticipated sales denominated in US dollars. The Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange transaction gains and losses on foreign currency denominated derivative financial and commodity instruments used to hedge anticipated US dollar denominated gold sales are recognized as an adjustment of the revenues when the sale is recorded.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the hedge is no longer effective, or it is no longer probable that the anticipated transaction will occur substantially as and when identified on the inception of the hedging relationship, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

LOSS PER SHARE

The Company has adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) in calculating loss per share. Under the recommendations, the treasury stock method is used to calculate diluted loss per share. Under the treasury method, basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued.

STOCK BASED COMPENSATION PLANS

The Company has two stock based compensation plans which are described in Note 10. Under the share option plan, no compensation expense is recognized when stock options are issued to employees, officers or directors. Under the Employee Share Purchase Plan compensation expense is recognized for the value of the Company’s contribution to the plan. Under both plans any consideration paid by employees, officers or directors on exercise of stock options or purchase of stock is credited to share capital.

2.     Inventories:

	2002	2001

Bullion in-circuit	$473	$1,113
Stockpiled ore on surface	417	503
Materials and supplies	2,476	3,030

	$3,366	$4,646

3.     Shrinkage Stope Work in Process:

	2002	2001

Stope platform ore	$2,954	$259
Stockpiled ore underground	2,898	2,572

	$5,852	$2,831

Stope platform ore is ore being used as a working stage, within the stope, to gain access to further ore. Stockpiled ore underground is ore contained in a completed stope, that has not been transported to surface. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

4.     Oil & Gas Properties:

	2002	2001

Oil & gas properties, at cost
Alberta	$27,840	$27,110
Saskatchewan	2,627	2,627

	30,467	29,737
Accumulated depreciation, depletion and write-down
Alberta	24,429	23,990
Saskatchewan	2,627	2,627

	27,056	26,617

Net book value	$3,411	$3,120

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2002	$109,522,000
December 31, 2001	$106,593,000

5.     Mineral Properties:

	2002	2001

Mineral properties, at cost
Seabee	$56,043	$47,942
Madsen	38,984	38,984
Other	14,931	14,731

	109,958	101,657
Accumulated depreciation, depletion and write-down
Seabee	40,825	36,236
Madsen	38,984	38,984
Other	12,941	12,603

	92,750	87,823

Net book value	$17,208	$13,834

On December 15, 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited (“Placer”) in respect of the Madsen gold exploration property.

This option agreement entitled Placer to earn a 55% working interest in the Madsen property by expending $8.2 million over three years and delivering to Claude a bankable feasibility study by the end of 2005. Placer may abandon the option at any time after spending $1.2 million. The option agreement was amended effective January 1, 2002 whereby Placer now has until the end of 2006 to earn a 55% working interest in the Madsen property under the same terms and conditions as described above.

Upon Placer fulfilling its obligations in respect of the option agreement, Placer and Claude will form a joint venture with respective interests of 55% and 45%. At Claude’s request, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement Claude’s interests cannot be reduced below 40%.

6.     Investments:

	2002	2001

Investments	$1,336	$684

At December 31, 2002, the quoted market value of the investments was $1.7 million (2001 — $.7 million).

7.     Demand Loan:

The demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest and matures on May 15, 2003. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31, 2002, the unused portion of the bank line was $1.1 million.

8.     Obligations under Capital Lease:

The obligation under capital lease bears interest at 5.4%, is due in 2006 and is secured by leased equipment. Estimated principal repayments on the capital lease are as follows: 2003 — $51,000, 2004 — $54,000, 2005 — $57,000 and 2006 — $11,000.

9.     Future Site Reclamation Costs:

The Company has accrued estimated future site reclamation costs for the following properties:

	2002	2001

Seabee	$978	$918
Madsen	657	657
Tartan Lake	1,000	1,000

	$2,635	$2,575

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen property in the amount of $657,736 and has provided certain investments as security for reclamation related to the Seabee property in the amount of $767,100.

The Company estimates total future reclamation costs on its mining properties to be $3,000,000.

10.     Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of unlimited common shares and two classes of unlimited preferred shares issuable in series.

The common shares of the Company are entitled to dividends pro rated and, when declared by the Board of Directors, to one vote per share at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive pro rated such assets of the Company as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Directors of the Company at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Directors of the Company at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

	2002		2001		2000

	Number	Amount	Number	Amount	Number	Amount

Beginning of year	43,053,853	$18,362	40,224,866	$56,893	38,350,713	$55,996
ESPP (a)	227,931	121	328,987	176	245,567	211
Exercise of stock options (b)	90,000	74	—	—	—	—
Purchase of royalty interest (c)	—	—	—	—	628,586	—
Option agreement (d)	—	—	—	—	1,000,000	750
Issue costs	—	—	—	—	—	(64)
Reduction in stated capital (e)	—	—	—	(40,000)	—	—
Flow-through shares (f)	—	—	2,500,000	1,375	—	—
Issue costs	—	—	—	(82)	—	—
Issued for mineral properties (g)	75,000	68	—	—	—	—
Private placement (h)	5,000,000	5,000	—	—	—	—
Issue costs	—	(509)	—	—	—	—
Exercise of warrants (h)	12,693	13	—	—	—	—
Flow-through shares (i)	1,000,000	1,500	—	—	—	—
Issue costs	—	(104)	—	—	—	—

End of year	49,459,477	$24,525	43,053,853	$18,362	40,224,866	$56,893

(a)  EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2002, the Company issued 227,931 common shares (2001-328,987; 2000-245,567) for $121,000 (2001-$176,000; 2000-$211,000) pursuant to this plan. The Company has reserved for issuance 1,250,000 common shares pursuant to this plan of which 996,220 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. Options granted expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2002 and 2001 weighted average exercise prices are as follows:

	2002	Average	2001	Average
	Options	Price	Options	Price

Beginning of year	2,260,000	$1.11	1,600,000	$1.35
Options granted	260,000	.99	760,000	.53
Options exercised	(90,000)	.82	—	—
Options cancelled	—	—	(100,000)	.60

End of year	2,430,000	$1.11	2,260,000	$1.11

Exercisable	2,430,000	$1.11	2,250,000	$1.11

For options outstanding at December 31, 2002 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price		Weighted Average	Weighted Average
Per Share	Number	Exercise Price	Remaining Life

$0.53-$0.90	1,086,000	$0.61	9.02 years
$1.30-$1.32	1,014,000	1.31	6.34 years
$1.71-$3.05	330,000	2.13	4.79 years

	2,430,000	$1.11	7.33 years

Effective January 1, 2002, the Company adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 5 year weighted average expected option life, no expected forfeiture rate, 72.8% volatility and interest rates ranging from 4.39% to 4.90%. For the year ended December 31, 2002, the Company’s pro forma expense attributable to stock options was $52,000 and pro forma net loss for the year ended December 31, 2002 incorporating the fair value of stock options was $1,561,000 with basic and diluted earnings per share of $0.03.

(c)  PURCHASE OF ROYALTY INTEREST

By agreement dated June 24, 1999 between the Company and Metal Royalties Corporation (“Metal Royalties”), Claude purchased a 1.35% net smelter royalty from Metal Royalties for $1,100,025. The purchase price was satisfied by the issuance to Metal Royalties of 628,586 special warrants each convertible, for no additional consideration upon exercise, into one common share of the Company. As at December 31, 2000, 628,586 common shares were issued.

(d)  OPTION AGREEMENT

Pursuant to the agreement with Placer Dome (CLA) Limited (See Note 5), Placer subscribed for 1,000,000 common shares at an issue price of $.75 per share.

(e)  REDUCTION IN STATED CAPITAL

At the annual meeting of shareholders on May 23, 2001, a special resolution was passed reducing the stated capital of the Company by $40 million.

(f)  FLOW-THROUGH SHARES

During 2001, the Company entered into a flow-through share agreement for the issue of 2,500,000 common shares at a price of $.55 per share for proceeds of $1,375,000. The Company was required to expend $1,375,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2002.

(g)  ISSUED FOR MINERAL PROPERTIES

During 2002, the Company acquired rights on mineral properties in exchange for 75,000 common shares of the Company having an attributed value of $67,500 ($0.90 per share).

(h)  PRIVATE PLACEMENT

During 2002, the Company completed a private placement for the issue of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date. As at December 31, 2002, there were 2,550,770 warrants outstanding.

(i)  FLOW-THROUGH SHARES

During 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

11.     Interest and Other:

	2002	2001	2000

Interest expense	$102	$176	$301
Less: interest and other income	(186)	(206)	(134)

Interest and other	$(84)	$(30)	$167

12.     Income Taxes:

The significant components of future income tax assets at December 31 are as follows:

	2002	2001

Future income tax assets:
Mineral properties	$35,693	$36,009
Non-capital loss carryforwards	8,892	8,485
Provision for reclamation	1,186	1,159
Share issue costs	330	359

Future income tax assets before valuation allowance	46,101	46,012
Valuation allowance	(46,101)	(46,012)

Future income tax assets	$—	$—

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002	2001	2000

Loss before income taxes	$(1,478)	$(2,157)	$(48,691)
Combined federal and provincial tax rate	45%	45%	45%
Expected tax recovery	(665)	(971)	(21,911)
Increase (decrease) in taxes resulting from:
Crown royalties	787	1,202	1,132
Alberta Royalty Tax Credit	(198)	(279)	(263)
Resource allowance	(395)	(1,088)	(1,289)
Valuation allowance	471	1,136	22,331

Large corporations tax	31	26	32

Provision for income taxes	$31	$26	$32

At December 31, 2002, the Company and its subsidiary had operating losses for income tax purposes approximating $19,800,000, which are available to reduce taxes in future years and expire over the period to the year 2009.

13.     Per Share Amounts:

Basic loss per common share is computed by dividing net loss applicable to common shares by the weighted number of common shares issued and outstanding for the relevant period. Diluted loss per common share is computed by dividing net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The calculation of loss per share amounts is based on the following: per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2002 of 46,919,331 shares (2001 - 40,622,346 shares; 2000 — 38,963,975 shares).

	2002	2001	2000

Basic loss per share
Net loss available to common shareholders	$(1,509)	$(2,183)	$(48,723)
Weighted average number of common shares outstanding	46,919	40,622	38,964

	$(0.03)	$(0.05)	$(1.25)

Diluted loss per share
Net loss available to common shareholders	$(1,509)	$(2,183)	$(48,723)
Weighted average number of common shares outstanding	46,919	40,622	38,964

	$(0.03)	$(0.05)	$(1.25)

Excluded from the computation of diluted loss per share were:

i) Options outstanding of 1,344,000 common shares with an average exercise price of $1.51 (2001 — 1,364,000 @ $1.49; 2000 — 1,414,000 @ $1.49) as the options exercise prices were greater than the average market price of the Company’s common shares.

ii) Options outstanding of 1,086,000 common shares with an average exercise price of $0.61 (2001 — 896,000 @ $0.53; 2000 — 186,000 @ $0.55) as they were anti-dilutive.

iii) Warrants outstanding for 2,500,000 common shares with a $1.25 exercise price as the exercise price was greater than the average market price of the Company’s common shares; and, warrants outstanding for 50,770 common shares with a $1.00 exercise price as they were anti-dilutive.

14.     Financial Instruments:

The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil and gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding positions with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

Except as discussed below, the fair market value of the Company’s financial assets and liabilities approximate net book value.

At December 31, 2002, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $307 per ounce with a market value loss inherent in these contracts of US $310,000. At December 31, 2001, the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000. At December 31, 2000, the Company had no outstanding gold derivative contracts.

At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5871 CDN$/US$ with a market value gain inherent in these contracts of US $25,000. At December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 CDN$/US$ with a market value loss inherent in these contracts of US $27,000. At December 31, 2000, the Company had no outstanding foreign currency derivative contracts.

15.     Commitments:

During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. To December 31, 2002, the Company has spent approximately $3.4 million on this property. The Company has earned the right to acquire 35% of the property, but has not exercised that option at December  31, 2002.

To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to incur $1.5 million of qualifying exploration expenditures for tax purposes on or before December 31, 2003.

16.     Recently Issued Standards Not Yet Implemented:

i) Hedging relationships:

Effective January 1, 2004, the Company will adopt the new Canadian Accounting Guideline, Hedging Relationships, that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

ii) Impairment of assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. The new accounting recommendations contained in Section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. The Company does not believe that the adoption of these recommendations will have a material impact on its consolidated financial statements.

17.     Subsequent Event:

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

18.     Comparative Figures:

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

19.     Differences from United States Accounting Principles:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2002	2001

Mineral Properties — under Canadian GAAP	$17,208	$13,834
Cumulative exploration expenditures expensed under U.S. GAAP (ii)	(1,504)	(85)
Cumulative depreciation and depletion adjustment (iii)	955	617
Cumulative write-down adjustment (iii)	(1,825)	(1,825)

Mineral Properties — under U.S. GAAP	14,834	12,541

Investments — under Canadian GAAP	1,336	684
Unrealized gain on available-for-sale securities (v)	409	44

Investments — under U.S. GAAP	1,745	728

Payables and accrued liabilities — under Canadian GAAP	1,940	2,114
Cumulative unrealized loss (gain) on derivative instruments (viii)	440	(11)

Payables and accrued liabilities — under U.S. GAAP	$2,380	$2,103

Shareholders’ equity
Share capital — under Canadian GAAP	$24,525	$18,362
Reduction of stated capital (vii)	55,000	55,000
Cumulative stock compensation costs (vi)	374	374

Share capital — under U.S. GAAP	79,899	73,736
Retained earnings — under Canadian GAAP	3,672	5,181
Reduction of stated capital (vii)	(55,000)	(55,000)
Cumulative exploration expenses (ii)	(1,504)	(85)
Cumulative depreciation and depletion adjustment (iii)	955	617
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative unrealized gain (loss) on derivative instruments (viii)	(440)	11
Cumulative stock compensation costs (vi)	(374)	(374)

Deficit — under U.S. GAAP	(54,516)	(51,475)
Other comprehensive income
Unrealized gain on available-for-sale securities (v)	409	44

Shareholders’ equity — under U.S. GAAP	$25,792	$22,305

b) Statements of Loss

	2002	2001	2000

Net loss — under Canadian GAAP	$(1,509)	$(2,183)	$(48,723)
Exploration expenditures (ii)	(1,419)	(85)	(3,447)
Write-down of mineral properties (iii)	—	—	26,604
Depreciation and depletion adjustment (iii)	338	617	—
Stock compensation costs (vi)	—	(57)	(49)
Derivative instruments (viii)	(451)	11	—

Net loss — under U.S. GAAP	(3,041)	(1,697)	(25,615)
Available-for-sale securities (v)	365	(452)	794

Comprehensive loss under U.S. GAAP	(2,676)	(2,149)	(24,821)
Net loss per share under U.S. GAAP
Basic and diluted	$(0.06)	$(0.04)	$(0.66)

i) Cash

Under U.S. GAAP, cash and short-term investment amounts restricted against future use as a result of commitments related to flow-through share agreements must be separately classified in the financial statements. As a result, proceeds of $1.5 million from a 2002 flow-through share issue ($1.375 million from a 2001 flow-through share issue) would be classified separately as reserved cash.

ii) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 1. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, subsequent development costs of the property are capitalized.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, if the cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. The resulting difference in the write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Oil and Gas Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds the present value of estimated future net cash flows applying a discount rate of 10%. Under both Canadian and U.S. GAAP, impairment tests are calculated using only proved producing reserves with oil, liquids and gas prices at the year end date.

v) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under U.S. GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.

vi) Stock-Based Compensation

U.S. GAAP requires that all transactions in which services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. This fair value was estimated using the Black-Scholes option pricing model with assumptions of a 5 to 10 year expected term, 54.7% to 57.4% volatility, no expected forfeiture rate and interest rates ranging from 4.66% to 5.99%.

vii) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $55,000,000. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.

viii) Accounting for Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivatives on the balance sheet at fair value. Under U.S. GAAP, the derivatives have not been documented as hedges and accordingly, gains and losses have been recorded in earnings.

ix) New Accounting Pronouncements

In June of 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. The Company is required and plans to adopt the provisions of Statement 143 on a prospective basis beginning January 1, 2003. The Company has not yet estimated the impact of adopting this standard.

In October 2001, the FASB issued Statement 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which retains the fundamental provisions of Statement 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an equity that will be eliminated from ongoing operations. This Statement is effective for fiscal years commencing January 1, 2002, to be applied prospectively. Adoption of this standard did not result in any differences between Canadian and U.S. GAAP. In December 2002, the CICA approved new standards for the impairment and disposal of long-lived assets that are substantially equivalent to the U.S. standards. The Company will adopt these standards for Canadian GAAP on a prospective basis beginning January 1, 2003.

Claude Resources Inc. (CRJ — TSE) 200, 224 — 4th Avenue S., Saskatoon Saskatchewan, Canada S7K 5M5 306.668.7505 306.668.7500 Fax	Incorporation Canada Business Corporations Act Capitalization and Listings 49,459,477 common shares outstanding Exempt issuer under SEC Regulation 12g3-2(b)	Directors & Officers William R. MacNeill Arnie E. Hillier Neil McMillan Ronald G. Walker Jon R. MacNeill Val Michasiw Philip E. Olson Raymond G. Gagnon	Transfer Agents Valiant Trust Company Calgary, Canada Auditors KPMG LLP Saskatoon, Canada Solicitors MacPherson Leslie & Tyerman Saskatoon, Canada	The Annual General
 Meeting of the
 shareholders of
 Claude Resources
 Inc. will be held in
 Saskatoon at the
 Sheraton Cavalier
 Hotel at the Top of
 the Inn at 10:00
 a.m. on Wednesday,
 May 14, 2003.
Shareholders are
 encouraged to
 attend.
Those unable to
 attend should
 complete the
 form of proxy
 included with
 the Shareholder
 Information
 Circular and for-
 ward it to Valiant
 Trust Company at
 the address speci-
 fied on the form of
 proxy for receipt no
 later than 24 hours
 before the meeting.

www.clauderesources.com
clauderesources@clauderesources.com

Claude Resources 2002 Annual Report

Claude Resources Inc.
200, 224 — 4th Avenue S.,
Saskatoon, Saskatchewan, Canada S7K 5M5
P 306.668.7505 F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com

Printed in Canada